

<u>Mail Stop 3010</u>

May 28, 2010

Paul Sedlack
Graham Capital Management, L.P.
40 Highland Avenue
Rowayton, CT 06853

> **Re: Graham Alternative Investment Fund I LLC**
> **Form 10**
> **Filed April 30, 2010**
> **File No. 000-53965**

Dear Mr. Sedlack:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that the Manager is currently registered as a commodity pool operator and commodity trading advisor with the Commodity Futures Trading Commission and is a member of the National Futures Association. Please tell us if you have filed this registration statement with the National Futures Association and the status of your filing.

2. You disclose that GAIF I offers four classes of Units, Class 0 Units and Class 2 Units of the Blended Strategies Portfolio and Class 0 Units and Class 2 Units of the Systematic Strategies Portfolio. The coverpage of the registration statement, however, only indicates that you are registering two classes of units. Please advise.

3. We note that the Fund's discretionary trading program is based on a trader's personal assessment of trading data and trading experience. We also note that the Manager's

Investment Committee, which is comprised of Kenneth G. Tropin, Paul Sedlack, Robert E. Murray, William Pertusi, Barry Fox and Jeff Baisley, makes decisions with respect to the selection of strategies traded on behalf of the Fund. Please provide a detailed description of the experience and prior performance of the each member of the Manager' Investment Committee as well as any other persons that will be making trading decisions for the Manager on behalf of the Fund with respect to discretionary trading, including those with a similar investment strategy to the registrant. Please also describe the main features of the 31 investment funds for which the Manager acts as general partner or trading manager.

4. We note your disclosure that GAIF I is not required to be, and is not, registered under the Investment Company Act of 1940, as amended. Considering that you may hold investments other than futures contracts and Treasury obligations, such as forward contracts and swaps, please tell us how you will structure your business so that you will not be an investment company subject to regulation under the 1940 Act. We will refer your response to the Division of Investment Management for further review.

5. In the risk factor entitled "Futures and Options Trading is Speculative and Volatile" on page 10, you disclose that the writer of an option is subject to unlimited risk of loss. Please disclose whether you intend to write options and how this will affect your business.

6. Throughout the registration statement you refer to relationships with various third parties. For example, you refer to JPMorgan Chase Bank N.A. as the Fund's banker, Bank of America, N.A. as the Fund's banker and as a foreign currency forward counterparty and custodians and managers of Cash Assets. In each case, please describe the terms of any material agreements with these third parties. Include the agreements as exhibits to the registration statement. Alternatively, tell us why you believe, in the case of each third party that the agreement or relationship is not material.

7. Please identify the different master funds you have invested in over the past two years, the focus of each master fund, who manages each of those funds and why those particular funds were selected. Disclose the portion of your assets in each such master fund as of the end the last two fiscal years.

8. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption program. Please consider all the elements of your unit redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). Please advise us whether your redemption program is consistent with our prior no-action letters. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

Item 1. Business

General Development of Business, page 1

9.   You disclose that the Manager may add new trading strategies to its discretionary programs and may modify such strategies over time, that there is no maximum number of trading programs that the Manager may see fit to include in the Fund, and the Manager may increase or decrease the number of programs included in the Fund over time.   You also state that the Manager may make such additions or deletions of trading programs to the Fund at any time and may make such additions, deletions or any other changes to them – such as changes in the leverage of, or in the asset allocations to, any of the Fund's trading programs – in its sole discretion, without prior notice to investors. Please clarify if such changes can be made to both discretionary trading programs and systematic trading programs. Please also state how and when investors will be made aware of such changes.

10.   Please briefly describe under what circumstances GAIF I can be terminated under the terms of the Company Agreement.

Narrative Description of Business, page 2

(i) General, page 2

11.   Please briefly explain the differences between Class 0 Units and Class 2 Units and explain what the term "wrap fee programs" means.

(iii) The Trading Program, page 4

12.   You disclose that the Manager also engages in exchange for physical (EFP) transactions. Please revise to explain what ETP transactions entail.

13.   Please disclose the current leverage of the Fund and the maximum possible leverage of the Fund.

14.   Please briefly explain the concept of "Value-at-Risk" and the role this concept plays in the Manager's risk management process.

Discretionary Trading Program, page 5

15.   You disclose that initially DTP will consist of several of the Manager's leading discretionary strategies traded by principals of the Manager that focus on the global fixed income, global stock index, currency, energy, commodity and metals markets, but over time it may participate in any other liquid market that is available as the Manager deems appropriate. Please provide additional details regarding the global fixed income, global stock index, currency, energy, commodity and metals markets so that investors can understand what an investment in such markets entails.

16.   Please explain the concept of a "drawdown limit."

17.   You state the Manager runs a one day 97.5% VaR and measures both upside and downside exceedances of realized profit and loss outside two standard deviation bands (95% confidence interval). The meaning of this sentence is unclear. Please revise.

18.   Please explain the concept of "first order sensitivities" and how this relates to the risk measures undertaken by each discretionary trader trading for the Fund.

Systematic Trading Program, page 6

19.   You disclose that the systems used by your systematic investment programs are generally based on computerized mathematical models and rely primarily on technical rather than fundamental information as the basis for their trading decisions. Please explain the differences between systems that rely on technical information as the basis for their trading decisions and systems that rely on fundamental information as the basis for their trading decisions.

20.   We note that the Manager may employ discretion in discretion in certain aspects of its systematic trading program. Please provide some specific examples, if any, where the Manager has employed such discretion in the past and its effect on the Fund.

21.   You state that the K4D-15V Program is "intended to generate significant returns over time with an acceptable degree of risk and volatility." Please disclose what you consider to be acceptable in terms of risk and volatility.

Use of Proceeds, page 7

22.   Please describe who additional counterparties to forwards and swaps may include, e.g. broker-dealers, insurance companies or others.

Fees, page 8

(iv) Incentive Allocation, page 9

23.   You disclosure regarding calculation of the Incentive Allocation fee is difficult to understand. Please revise so that an investor can better understand how the 20% incentive allocation fee is calculated. For example, please consider adding a hypothetical to illustrate the payment of the incentive fee over the course of a few years time.

Risk Factors, page 9

24.   Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it

specifically applies to you.

25.   Please add a risk factor addressing the risk that the Fund or any of the master funds can engage in investment strategies and programs other than those described in the Form 10.

The Fund's Trading Is Highly Leveraged, page 10

26.   Please describe the risks related to the Fund being highly leverage in more detail. For example, please state the current leverage levels, the potential leverage levels in the future and the risks associated with increasing leverage. Please also explain why a relatively small price movement in a contract could result in substantial losses.

Conflicts of Interest, page 13

27.   Please disclose how many of these 31 other funds compete directly with the Fund for investments. Please also describe the Manager's process for resolving conflicts and allocating assets to the various funds. Please disclose any recent conflicts and how they were resolved.

Allocation of Profit and Loss, page 14

28.   It is unclear whether the Manager or the Fund's independent administrator is ultimately responsible for the valuation of the Fund's portfolio assets. Please revise your disclosure to specifically state who is responsible for determining fair value and specific responsibilities each party has in determining fair value. To the extent the independent administrator is relied upon by management for determining fair value, please tell us why the independent administrator would not be considered an expert.

Regulation, page 15

29.   Please expand your disclosure of current or proposed limits. Describe position limits that the CFTC imposes on agricultural products and those that may be imposed on energy commodities. Describe in greater detail any additional position limits imposed by the exchanges. Describe any pending legislation that could limit trading by speculators in futures markets and any other potentially adverse regulatory initiatives that could develop suddenly and without notice. Discuss how such limits would impact your trading strategy. Please expand any related risks in the Risk Factors section accordingly.

Item 2. Financial Information, page 15

30.   Please explain how the returns disclosed on pages 16 and 17 were calculated.

31.   Where the financial statements reveal material changes from year to year in one or more line items, Item 303 of Regulation S-K requires the MD&A to include a discussion of the causes for the changes. This discussion should include analysis as required by our MD&A Release No. 33-8350; 34-48960; FR-72 (December 19,

2003). In that release, we explained that, "MD&A requires . . . an 'analysis' of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form . . . . A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." Please review your entire MD&A and revise accordingly. We may have further comments.

32.   Please disclose the allocation by sector of your total fund assets as of the end of the last two fiscal years and the allocation by sector by total trading profit (loss) for the last two years.

33.   Please provide a discussion of the changes in the fund's net asset value from period to period and describe the reasons for any material changes.

34.   We note your disclosure that daily reporting of Value-at-Risk (VaR) enables the risk management team and the Investment Committee to observe the strategy's adherence to its investment profile as well as market exposure. Please consider providing disclosure of VaR throughout the year based on your investment types for the last two fiscal years on a weighted average basis, or tell us why you believe this additional disclosure would not be useful to investors.

35.   Please briefly define "softs."

(ii) Liquidity, page 17

36.   Please update your disclosure through March 31, 2010 to note whether the Fund experienced any meaningful periods of illiquidity in any markets traded by the Manager on behalf of the Fund. In addition, please also update '(vi) Results of Operations' to include discussion of the results of the first quarter of 2010 for both the Blended Strategies and Synthetic Strategies Portfolios.

37.   Please disclose whether you have been subject to margin calls in the most two recent fiscal years and current interim period. If so, quantify the amount of such margin calls. Please also disclose your margin requirements for the most two recent fiscal years and current interim period. If historical margin requirements have been higher than the expected range of 10 to 30% you discuss on page 17, please revise your disclosure to explain why.

Item 5. Directors and Executive Officers, page 23

38.   Please revise to provide the disclosure required by Items 401 and 403 of Regulation S-K for the executive officers and directors of the Manager. Refer to the definitions of "director" and "executive officer" in Rule 405 of the Securities Act.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Stockholder Matters, page 25

39.   Please disclose the amount of units that could be sold pursuant to Rule 144. See Item
        201(a)((2)(ii) of Regulation S-K.

Item 11. Description of Registrant's Securities to be Registered, page 26

40.   Please describe your experience with redemptions during the most recent fiscal year
        and the current fiscal period to date. Disclose the amount of redemption requests
        received, the amount of redemption requests fulfilled and the amount of redemption
        requests that went unfulfilled. Please also disclose the average price of units
        redeemed.

Item 13. Financial Statements and Supplementary Data

Financial Statements, Years Ended December 31, 2009 and 2008

Graham Alternative Investment Fund I LLC

Statements of Operations, page A-3

41.   We note that you have presented separate calculations of net income for the Blended
        Strategies Portfolio and Systematic Strategies Portfolio within the Statements of
        Operations for each of the Funds. Please tell us your basis for such presentation,
        including how your presentation complies with FASB Accounting Standards
        Codification ("ASC") 946-225-45.

Notes to Financial Statements

General

42.   Please amend to provide disclosure to note the method used to allocate income and
        losses as well as realized and unrealized appreciation on investments to each class of
        units for both the Blended Strategies Portfolio and Systematic Strategies Portfolio.
        Refer to FASB ASC 946-235-50-2.

43.   Please tell us and disclose the total amount of organizational and offering costs that
        have been incurred to date, and whether such amounts are borne by the Manager and
        reimbursable to the Manager from the Funds. In addition, please include disclosure
        addressing your accounting for organizational and offering costs. Refer to FASB
        ASC 946-20-35-5.

2. Summary of Significant Accounting Policies

Investment in Graham Alternative Investment Trading LLC and Graham Alternative
Investment Trading II LLC, page A-9

44.   We note that your ownership in each of the GAIT Funds represented approximately
        62% (GAIT) and 81% (GAIT II), respectively at December 31, 2009. Given these
        majority ownership percentages, please explain to us how you determined that it
        would not be necessary to consolidate each of these entities. In your response, please
        cite the relevant accounting literature relied upon.

Graham Alternative Investment Trading LLC

Condensed Schedules of Investments as of December 31, 2009, pages A-22 to A-29

45.   It is unclear how the supporting detail of each Master Fund investment agrees to the
        'Total investments in Master Funds' disclosed on page A-22. It would appear that the
        Condensed Schedules of Investments should highlight investment by Graham
        Alternative Investment Trading LLC in a specific master fund.   Please tell us what
        accounting literature you have relied upon. Please also address your current
        presentation of the condensed schedules of investments as of December 31, 2009 for
        Graham Alternative Investment Trading II LLC as disclosed on pages A-72 through
        A-74.

3. Investments in Master Funds, page A-49

46.   We note your tabular disclosure detailing gains and losses on all financial instruments
        held by the Master Funds reported in Net gain on investments. However, it is unclear
        from your disclosure what reporting period(s) such gains and losses relate and how
        such amounts reconcile to GAIT's statements of operations and managing member
        allocation. Please advise or revise. Additionally, please address the same concerns
        for Graham Alternative Investment Trading II LLC.

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide
us with marked copies of the amendment to expedite our review. Please furnish a cover
letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Christopher Wells